FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of February, 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)







COLT Telecom Group plc - IFRS Update


Prior to the release of the results for the quarter and year ended 31 December 2005, COLT Telecom Group plc ("COLT"), advises of amendments to the previously announced 2005 quarterly results and 2004 restated quarterly results under IFRS. The amendments follow the International Accounting Standards Board's announcement in October 2005 which changed the interpretation of accounting for foreign currency convertible debt under IAS 32 "Financial Instruments:
Disclosure and Presentation".

In COLT's previously announced 2005 quarterly results and 2004 restated quarterly results under IFRS, COLT accounted for its foreign currency convertible debt on the basis that it contained an equity component. The foreign currency convertible debt was split into an equity component and a debt host. The interest charge on the debt host was calculated using the effective interest rate method. In effect, the interest charge on foreign currency convertible debt was increased to equal the interest charge on equivalent debt without conversion rights. The element of the debt which related to the conversion rights was classified in Other Reserves in Equity Shareholders' Funds in COLT's balance sheet.

Following the new interpretation, foreign currency convertible debt is no longer regarded as having an equity component and the entire instrument is recorded as a liability with an embedded derivative with foreign currency and equity characteristics. In COLT's case, the embedded derivative has no value and therefore the foreign currency convertible debt is effectively treated in the same way as under UK GAAP with the principal and accretion recorded as a liability and finance cost spread over the life of the debt on a constant yield basis.

As a result we have restated the previously announced results for the first three quarters of 2005 and the UK to IFRS income statement and balance sheet reconciliations for each quarter of 2004. The results for the fourth quarter of 2005 and 2005 as a whole will be reported under the new interpretation. The impact on the profit and loss account is to reduce the previously reported interest payable in Q1, Q2 and Q3 2005 from GBP14.4 million, GBP13.7 million and GBP13.7 million to GBP12.3 million, GBP11.8 million and GBP11.7 million. Profit on repurchase of debt in Q3 is reduced from GBP1.6 million to GBPnil. The adjustment impacts the carrying value of debt, the profit and loss reserve and other reserves in the balance sheet. There is no impact on EBITDA (earnings before interest, tax, depreciation, amortisation and profit on repurchase of debt) or cash flow.


Restated results for the quarters ended 31 March 2005, 30 June 2005 and 30 September 2005

The restated results for the quarters ended 31 March 2005, 30 June 2005 and 30 September 2005 are shown below:

                                              Consolidated income statements

                                                     Three months ended
                                                31          30              30
                                             March        June       September
                                              2005        2005            2005
                                              GBPm        GBPm            GBPm

Turnover                                     307.1       316.7           311.8

Cost of sales
Interconnect and network                    (202.6)     (210.2)         (204.0)
Network depreciation                         (49.2)      (48.3)          (47.9)
                                            (251.8)     (258.5)         (251.9)

Gross profit                                  55.3        58.2            59.9

Operating expenses
Selling, general and administrative          (67.4)      (65.7)          (61.9)
Other depreciation                            (7.3)       (8.1)           (7.7)
                                             (74.7)      (73.8)          (69.6)

Operating loss                               (19.4)      (15.6)           (9.7)

Other income (expense)
Interest receivable                            3.2         3.0             2.9
Interest payable and similar charges         (12.3)      (11.8)          (11.7)
Exchange gain (loss)                           0.1          --            (0.3)
                                              (9.0)       (8.8)           (9.1)

Loss on ordinary activities before taxation  (28.4)      (24.4)          (18.8)
Taxation                                        --          --              --
Loss for period                              (28.4)      (24.4)          (18.8)
Basic and diluted loss per share          GBP(0.02)   GBP(0.02)       GBP(0.01)



Restated results for the quarters ended 31 March 2005, 30 June 2005 and 30 September 2005 (continued)

                                               Consolidated balance sheets

                                           At 31       At 30             At 30
                                           March        June         September
                                            2005        2005              2005
                                            GBPm        GBPm              GBPm
ASSETS
Non-current assets
Intangible assets                           62.8        58.8              56.9
Property, plant and equipment            1,139.5     1,100.9           1,088.0
Total non-current assets                 1,202.3     1,159.7           1,144.9

Current assets
Trade receivables                          203.8       203.3             192.1
Prepaid expenses and other debtors          60.4        62.1              64.1
Cash and cash equivalents                  349.0       335.9             339.6
Total current assets                       613.2       601.3             595.8

Total assets                             1,815.5     1,761.0           1,740.7

EQUITY
Capital and reserves
Share capital                            2,354.4     2,354.7           2,355.1
Other reserves                              21.9        17.6              21.8
Retained earnings                       (1,732.0)   (1,756.4)         (1,775.2)
Total equity                               644.3       615.9             601.7

LIABILITIES
Non-current liabilities
Convertible debt                           241.7       239.7             220.5
Non-convertible debt                       352.0       345.5             349.7
Provisions for liabilities and charges      44.9        40.0              37.4
Total non-current liabilities              638.6       625.2             607.6

Current liabilities
Convertible debt                           131.8       130.2             132.6
Trade and other payables                   400.8       389.7             398.8
Total current liabilities                  532.6       519.9             531.4

Total liabilities                        1,171.2     1,145.1           1,139.0

Total equity and liabilities             1,815.5     1,761.0           1,740.7



Summary of the consolidated income statement differences between U.K. Generally Accepted Accounting Principles ("UK GAAP") and International Financial Reporting Standards ("IFRS")

A reconciliation and explanation of the differences between the consolidated income statements for the year ended 31 December 2004 and three months ended 31 March 2004, 30 June 2004, 30 September 2004 and 31 December 2004 are shown below:

                                    Year ended 31 December 2004

                              UK GAAP        Effect of         IFRS
                                         transition to
                                                  IFRS
                                 GBPm             GBPm         GBPm

Turnover (i)                  1,214.0              4.6      1,218.6

Cost of sales
Interconnect and network       (813.7)              --       (813.7)
Network depreciation           (192.0)              --       (192.0)
                             (1,005.7)              --     (1,005.7)

Gross profit                    208.3              4.6        212.9

Operating expenses
Selling, general and
administrative (ii)            (246.6)            (2.1)      (248.7)
Other depreciation and
amortisation (iii)              (30.5)             2.0        (28.5)
                               (277.1)            (0.1)      (277.2)

Operating loss                  (68.8)             4.5        (64.3)

Other income (expense)
Interest receivable              21.0               --         21.0
Interest payable and similar
charges                         (66.8)              --        (66.8)
Profit on repurchase of debt      0.2               --          0.2
                                (45.6)              --        (45.6)

Loss on ordinary activities
before taxation                (114.4)             4.5       (109.9)
Taxation                           --               --           --
Loss for period                (114.4)             4.5       (109.9)
Basic and diluted loss per
share                        GBP(0.08)         GBP0.01     GBP(0.07)



Summary of the consolidated income statement differences between U.K. Generally Accepted Accounting Principles ("UK GAAP") and International Financial Reporting Standards ("IFRS") (continued)

                       Three months ended                Three months ended
                         31 March 2004                     30 June 2004

                   UK     Effect of     IFRS         UK     Effect of     IFRS
                 GAAP transition to                GAAP transition to
                               IFRS                              IFRS
                 GBPm          GBPm     GBPm       GBPm          GBPm     GBPm

Turnover (i)    301.1           1.8    302.9      301.2           1.7    302.9

Cost of sales
Interconnect
and network    (198.1)           --   (198.1)    (205.0)           --   (205.0)
Network
depreciation    (46.8)           --    (46.8)     (45.8)           --    (45.8)
               (244.9)           --   (244.9)    (250.8)           --   (250.8)

Gross profit     56.2           1.8     58.0       50.4           1.7     52.1

Operating
expenses
Selling,
general and
administrative
(ii)            (56.6)         (0.6)   (57.2)     (58.0)         (0.5)   (58.5)
Other
depreciation
and
amortisation
(iii)            (7.8)          0.5     (7.3)      (6.9)          0.5     (6.4)
                (64.4)         (0.1)   (64.5)     (64.9)           --    (64.9)

Operating loss   (8.2)          1.7     (6.5)     (14.5)          1.7    (12.8)

Other income
(expense)
Interest
receivable        5.9            --      5.9        5.2            --      5.2
Interest
payable and
similar
charges         (17.6)           --    (17.6)     (17.0)           --    (17.0)
Exchange          0.1            --      0.1         --            --       --
gain
                (11.6)           --    (11.6)     (11.8)           --    (11.8)

Loss on
ordinary
activities
before
taxation        (19.8)          1.7    (18.1)     (26.3)          1.7    (24.6)

Taxation           --            --       --         --            --       --

Loss for
period          (19.8)          1.7    (18.1)     (26.3)          1.7    (24.6)

Basic and
diluted loss
per share    GBP(0.01)      GBP0.00 GBP(0.01)  GBP(0.02)      GBP0.00 GBP(0.02)


Summary of the consolidated income statement differences between U.K. Generally Accepted Accounting Principles ("UK GAAP") and International Financial Reporting Standards ("IFRS") (continued)

                     Three months ended                Three months ended
                      30 September 2004                 31 December 2004

                   UK     Effect of     IFRS         UK     Effect of     IFRS
                 GAAP transition to                GAAP transition to
                               IFRS                              IFRS
                 GBPm          GBPm     GBPm       GBPm          GBPm     GBPm

Turnover (i)    303.7           0.8    304.5      308.0           0.3    308.3

Cost of sales
Interconnect
and network    (207.8)           --   (207.8)    (202.8)           --   (202.8)
Network
depreciation    (46.6)           --    (46.6)     (52.8)           --    (52.8)
               (254.4)           --   (254.4)    (255.6)           --   (255.6)

Gross profit     49.3           0.8     50.1       52.4           0.3     52.7

Operating
expenses
Selling,
general and
administrative
(ii)            (62.5)         (0.5)   (63.0)     (69.6)         (0.5)   (70.1)
Other
depreciation
and
amortisation
(iii)            (7.3)          0.5     (6.8)      (8.4)          0.5     (7.9)
                (69.8)           --    (69.8)     (78.0)           --    (78.0)

Operating loss  (20.5)          0.8    (19.7)     (25.6)          0.3    (25.3)

Other income
(expense)
Interest
receivable        5.6            --      5.6        4.3            --      4.3
Interest
payable and
similar
charges         (16.9)           --    (16.9)     (15.3)           --    (15.3)
Profit on
repurchase of
debt              0.2            --      0.2         --            --       --
Exchange gain
(loss)            0.1            --      0.1       (0.2)           --     (0.2)
                (11.0)           --    (11.0)     (11.2)           --    (11.2)

Loss on
ordinary
activities
before
taxation        (31.5)          0.8    (30.7)     (36.8)          0.3    (36.5)

Taxation           --            --       --         --            --       --

Loss for
period          (31.5)          0.8    (30.7)     (36.8)          0.3    (36.5)

Basic and
diluted loss
per share    (GBP0.02)      GBP0.00 GBP(0.02)  (GBP0.02)      GBP0.00 GBP(0.02)



Summary of the consolidated income statement differences between U.K. Generally Accepted Accounting Principles ("UK GAAP") and International Financial Reporting Standards ("IFRS") (continued)

(i) Installation fees revenue recognition - Under IFRS, all installation fees are taken to the profit and loss account over the expected length of the customer relationship period. Under UK GAAP the revenue was recognised in the same period as the related costs.

(ii) Share option schemes - Under UK GAAP, COLT did not suffer a profit and loss charge in respect of its share option schemes. Under IFRS 2 "Share based payments" the Group is required to charge the profit and loss account with the fair value of the options issued. The adjustment represents the charge calculated using the Black-Scholes method, which is then spread over the vesting period. An exemption applies for options which were granted prior to 7 November 2002.

(iii) Goodwill - Under IFRS, goodwill is not subject to annual amortisation but there is a requirement for an annual impairment review. Any impairment so identified will be charged immediately to the income statement. The difference represents the reversal of the 2004 goodwill amortisation.


Summary of consolidated balance sheet differences between U.K. Generally Accepted Accounting Principles ("UK GAAP") and International Financial Reporting Standards ("IFRS") (continued)

Restated reconciliations and explanations of the differences between the consolidated balance sheet as at 1 January 2004 (the date of transition to IFRS), 31 March 2004, 30 June 2004, 30 September 2004 and 31 December 2004 are shown below:

                     As at 1 January 2004               As at 31 March 2004

                UK GAAP  Effect of       IFRS      UK GAAP  Effect of       IFRS
                        transition                         transition
                           to IFRS                            to IFRS
                   GBPm       GBPm       GBPm         GBPm       GBPm       GBPm
ASSETS
Non-current
assets
Intangible
assets (i)
(iii)               9.5       57.8       67.3          8.5       58.0       66.5
Property,
plant and
equipment (i)   1,344.3      (57.8)   1,286.5      1,262.0      (57.5)   1,204.5
Total
non-current
assets          1,353.8         --    1,353.8      1,270.5        0.5    1,271.0

Current assets
Trade
receivables       199.8         --      199.8        188.4         --      188.4
Prepaid
expenses and
other debtors
(v)                66.8        1.0       67.8         46.9        0.7       47.6
Cash and cash
equivalents       802.4         --      802.4        786.1         --      786.1
Total current
assets          1,069.0        1.0    1,070.0      1,021.4        0.7    1,022.1
Total assets    2,422.8        1.0    2,423.8      2,291.9        1.2    2,293.1

EQUITY
Capital and
reserves
Share           2,353.8         --    2,353.8      2,354.3         --    2,354.3
capital
Other reserves
(vii)              27.4        2.9       30.3         27.4      (18.4)       9.0
Retained
earnings (vi)  (1,518.5)     (75.2)  (1,593.7)    (1,559.9)     (51.9) (1,611.8)
Total equity      862.7      (72.3)     790.4        821.8      (70.3)     751.5

LIABILITIES
Non-current
liabilities
Convertible
debt              700.1         --      700.1        667.8         --      667.8
Non-convertibl
e debt            444.4         --      444.4        422.8         --      422.8
Provisions for
liabilities
and charges        62.9         --       62.9         54.5         --       54.5
Total
non-current
liabilities     1,207.4         --    1,207.4      1,145.1         --    1,145.1

Current
liabilities
Trade and
other payables
(iv)              352.7       73.3      426.0        325.0       71.5      396.5
Total current
liabilities       352.7       73.3      426.0        325.0       71.5      396.5
Total
liabilities     1,560.1       73.3    1,633.4      1,470.1       71.5    1,541.6
Total equity
and liabilities 2,422.8        1.0    2,423.8      2,291.9        1.2    2,293.1


Summary of consolidated balance sheet differences between U.K. Generally Accepted Accounting Principles ("UK GAAP") and International Financial Reporting Standards ("IFRS") (continued)

                     As at 30 June 2004                 As at 30 September 2004

                UK GAAP  Effect of       IFRS      UK GAAP  Effect of       IFRS
                        transition                         transition
                           to IFRS                            to IFRS
                   GBPm       GBPm       GBPm         GBPm       GBPm       GBPm
ASSETS
Non-current
assets
Intangible
assets (i)
(iii)               8.0       58.1       66.1          7.7       58.3       66.0
Property,
plant and
equipment (i)   1,245.8      (57.1)   1,188.7      1,249.9      (56.8)   1,193.1
Total
non-current
assets          1,253.8        1.0    1,254.8      1,257.6        1.5    1,259.1

Current
assets
Trade
receivables       188.6         --      188.6        194.3         --      194.3
Prepaid
expenses and
other debtors
(v)                48.5        0.5       49.0         46.4        0.1       46.5
Cash and cash
equivalents       794.0         --      794.0        791.4         --      791.4
Total current
assets          1,031.1        0.5    1,031.6      1,032.1        0.1    1,032.2
Total assets    2,284.9        1.5    2,286.4      2,289.7        1.6    2,291.3

EQUITY
Capital and
reserves
Share           2,354.4         --    2,354.4      2,354.4         --    2,354.4
capital
Other reserves
(vii)              27.4      (15.7)      11.7         27.4       (8.3)      19.1
Retained
earnings (vi)  (1,583.8)     (52.6)  (1,636.4)    (1,608.0)     (59.1) (1,667.1)
Total equity      798.0      (68.3)     729.7        773.8      (67.4)     706.4

LIABILITIES
Non-current
liabilities
Convertible
debt              677.2         --      677.2        367.1         --      367.1
Non-convertible
debt              425.2         --      425.2        432.0         --      432.0
Provisions for
liabilities
and charges        51.6         --       51.6         49.0         --       49.0
Total
non-current
liabilities     1,154.0         --    1,154.0        848.1         --      848.1

Current
liabilities
Convertible
debt                 --         --         --        315.9         --      315.9
Trade and
other payables
(iv)              332.9       69.8      402.7        351.9       69.0      420.9
Total current
liabilities       332.9       69.8      402.7        667.8       69.0      736.8
Total
liabilities     1,486.9       69.8    1,556.7      1,515.9       69.0    1,584.9
Total equity
and
liabilities     2,284.9        1.5    2,286.4      2,289.7        1.6    2,291.3



Summary of consolidated balance sheet differences between U.K. Generally Accepted Accounting Principles ("UK GAAP") and International Financial Reporting Standards ("IFRS") (continued)

                                        As at 31 December 2004

                              UK GAAP           Effect of       IFRS
                                            transition to
                                                     IFRS
                                 GBPm                GBPm       GBPm
ASSETS
Non-current assets
Intangible assets (i) (iii)       7.3                58.5       65.8
Property, plant and
equipment (i)                 1,253.5               (56.5)   1,197.0
Total non-current assets      1,260.8                 2.0    1,262.8

Current assets
Trade receivables               199.1                  --      199.1
Prepaid expenses and other
debtors (v)                      48.1                 0.4       48.5
Cash and cash equivalents       452.7                  --      452.7
Total current assets            699.9                 0.4      700.3
Total assets                  1,960.7                 2.4    1,963.1

EQUITY
Capital and reserves
Share capital                 2,354.4                  --    2,354.4
Other reserves (vii)             27.4                 3.6       31.0
Retained earnings (vi)       (1,633.7)              (69.9)  (1,703.6)
Total equity                    748.1               (66.3)     681.8

LIABILITIES
Non-current liabilities
Convertible debt                382.3                  --      382.3
Non-convertible debt            363.4                  --      363.4
Provisions for liabilities
and charges                      48.7                  --       48.7
Total non-current               794.4                  --      794.4
liabilities

Current liabilities
Non-convertible debt             81.7                  --       81.7
Trade and other payables        336.5                68.7      405.2
(iv)
Total current liabilities       418.2                68.7      486.9
Total liabilities             1,212.6                68.7    1,281.3
Total equity and liabilities  1,960.7                 2.4    1,963.1



Summary of consolidated balance sheet differences between U.K. Generally Accepted Accounting Principles ("UK GAAP") and International Financial Reporting Standards ("IFRS") (continued)

(i) Software assets - IFRS requires that certain software assets be classified as intangible assets whilst under UK GAAP they were classified as tangible assets.

(ii) Share option schemes - Under IFRS 2 "Share based payments" the potential shares which could be issued under share option schemes are included in other reserves as "Shares to be issued" (see (vi) and (vii) below).

(iii) Goodwill - Under IFRS, subsequent to the date of transition, goodwill is not subject to annual amortisation but there is a requirement for an annual impairment review. This adjustment is the reversal of the 2004 goodwill amortisation.

(iv) Installation fees revenue recognition - Under IFRS all installation fees are taken to the profit and loss account over the expected length of the customer relationship period. This results in an increase in deferred revenue within creditors.

(v) Warrants fair value - Under UK GAAP, warrants received from suppliers which give COLT the right to subscribe for shares in the suppliers had no value attributed to them. Under IFRS, they are recorded on the balance sheet within other debtors at their fair value. The movement in the value of the warrants is recorded as a movement in reserves.

(vi) Adjustment to retained earnings - The impact of the adjustments on retained earnings is as follows:

                 As at 1    As at 31    As at 30       As at 30       As at 31
                 January       March        June      September       December
                    2004        2004        2004           2004           2004
                    GBPm        GBPm        GBPm           GBPm           GBPm
Share option
scheme (note ii)    (1.9)       (2.5)       (3.0)          (3.5)          (4.0)
Retranslation
reserve
disclosed
within Other
Reserves
under IFRS            --        21.6        19.2           11.9            0.8
Goodwill
(note iii)            --         0.5         1.0            1.5            2.0
Installation
fees revenue
recognition
(note iv)          (73.3)      (71.5)      (69.8)         (69.0)         (68.7)

                   (75.2)      (51.9)      (52.6)         (59.1)         (69.9)

(vii) Adjustment to other reserves - The impact of the adjustments on other reserves is as follows:

                 As at 1    As at 31    As at 30       As at 30       As at 31
                 January       March        June      September       December
                    2004        2004        2004           2004           2004
                    GBPm        GBPm        GBPm           GBPm           GBPm
Share option
scheme (note ii)     1.9         2.5         3.0            3.5            4.0
Retranslation
reserve
disclosed
within Other
Reserves
under IFRS            --       (21.6)      (19.2)         (11.9)          (0.8)
Warranty fair
value (note v)       1.0         0.7         0.5            0.1            0.4

                     2.9       (18.4)      (15.7)          (8.3)           3.6



For further information please contact:

Luke Glass
COLT
Investor Relations
Tel +44 20 7390 3681
Email:luke.glass@colt.net



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 14 February 2006                        COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary